April 8, 2005



Mail Stop 3-8

By Facsimile and U.S. Mail

Mr. Charles P. Huffman
Chief Financial Officer
EnergySouth, Inc.
2828  Dauphin Street
Mobile, Alabama 36606

Re:	Form 10-K for the year ended September 30, 2004
	Filed December 14, 2004
	File No.  0-29604

Dear Mr. Huffman:

      We have reviewed your filing and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Item 6. EnergySouth, Inc.-Selected Financial Data, page 14

1. We note that the amounts of revenue segregated by class of customer do not agree to the revenue analysis segregated by segments in your MD&A. It appears that the transportation revenues disclosed in the selected financial data is reflected in distribution and storage. Please explain why transportation would be part of distribution and storage. Please consider a footnote to the revenue data segregated by class of customer which reconciles such disclosure to the revenue analysis provided in your MD&A.


Item 7A. Quantitative and Qualitative Disclosures About Market
Risk,
page 27.

2. We note that you have entered into certain derivative
transactions
including forward purchases to lock in prices for a majority of your
expected gas sales during the upcoming winter heating season.
Please
provide the quantitative and qualitative disclosures about market
risk due to changes in commodity prices.   Such analysis should
include the potential loss in future earnings, fair values or cash flows of your market risk sensitive instruments. Refer to Item 305 of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

3. We note that a certain amount of gas is injected into your storage caverns and remains in the cavern to provide sufficient pressure to maintain cavern integrity. Please tell us where this "base gas" is classified on your consolidated balance sheets and your basis for classification. If such gas is stated at other than cost, please explain your valuation rationale.

4. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, please tell us and disclose in future filings the nature and amounts of each of these assets and the remaining recovery period associated with each of them. Refer to the requirements of paragraph 20 of SFAS 71.

Note 3. Property, Plant, and Equipment, page F-15

5. We note that you have $9.3 million of acquisition adjustments as of September 30, 2004 and $9.2 million as of September 30, 2003. Please tell us whether such acquisition adjustments are recoverable through rates. If the acquisition adjustments are not recoverable in rates, please explain to us your methodology in determining the fair value of the acquired assets at the time of acquisition. In this regard, provide relevant details of the acquisition including the date. Finally, explain to us how you evaluate impairment on the acquisition adjustments.

Note 5. Income Taxes, page F-16

6. We note that you have a net deferred tax liability of $20.9 million as of December 31, 2004 and it appears that you have not capitalized any deferred tax expense as a regulatory asset. In this regard, please tell us how you account for your deferred income taxes. In doing so, please explain if you apply flow through or normalization tax accounting for each major temporary difference.

Note 6. Capital Stock, page F-17

7. Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(c) of SFAS 128.

Note 7. Retirement Plans and Other Benefits, page F-19

8. Please include your accumulated benefit obligations for all periods presented.

9. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87.   Since there are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

General

10. Please revise your future interim filings to address the comment listed above, as applicable.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 824-
5384
or, in his absence, to the undersigned at (202) 942-1885. Any other questions regarding disclosure issues may be directed to H.
Christopher Owings, Assistant Director, at (202) 942-1900.


Sincerely,



Jim Allegretto
Sr. Assistant Chief Accountant
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EnergySouth, Inc.
April 8, 2005
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